200 East Randolph Drive

Chicago, Illinois 60601

Keith S. Crow, P.C. To Call Writer Directly: 312 861-2181 kcrow@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

June 30, 2006

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Attention:	H. Christopher Owings
Peggy Kim Matthew Benson
Kathleen Kerrigan
Donna Di Silvio

Re:	Hanesbrands Inc.
Amendment No. 1 to the Registration Statement on Form 10
File Number 001-32891

Ladies and Gentlemen:

Hanesbrands Inc., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an Amendment No. 1 to its Registration Statement on Form 10 (the “Amendment”), including a revised information statement (the “Information Statement) filed as Exhibit 99.1 to the Amendment.

We are writing to respond to the comments raised in your letter to the Company dated June 21, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form 10 filed on May 24, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Securities and Exchange Commission

June 30, 2006

General

1.	We note that you state that the shareholders of Sara Lee will not provide consideration for the shares of Hanesbrands, that the spin off is on a pro rata basis, that you will provide an information statement, and that you describe various business purposes for the spin off. Please also tell us how long Sara Lee has held the shares of Hanesbrands. Refer to Section 4.B.5. of the Division of Corporation Finance, Staff Legal Bulletin No. 4 (Sept. 16, 1997).

Response: Sara Lee entered the branded apparel business in the 1970s, when it acquired the “Hanes” business. U.S. operations have in large part been operated as a division of Sara Lee, while foreign operations have in large part been conducted through subsidiaries of Sara Lee. Sara Lee formed the Company in connection with the proposed spin-off in September 2005 and has held all of its shares since then. Sara Lee will contribute the assets of its branded apparel business—consisting of both operating assets and the stock of subsidiaries—to the Company shortly before distributing the Company’s shares in the spin-off.

Summary, page 1

2.	Please substantiate or delete the promotional terms and phrases appearing in this section and throughout your registration statement. For example, we note your reference to “leading apparel brands,” “strong heritage in the apparel essentials industry” and “strong brand awareness across our product categories.”

Response: In response to the Staff’s comment, the Company is providing by separate letter, supplemental information that substantiates the terms and phrases identified by the Staff and similar terms and phrases throughout the Information Statement.

3.	Please provide support for the qualitative and comparative statements contained in this section and throughout your registration statement, including your Description of Our Business section beginning on page 66. Please note that the following are examples only and you should provide support for any other qualitative or comparative statements. Please mark your support or provide page references in your responses to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise your registration statement as necessary. We note the following examples:

•	According to The NPD Group/Consumer Panel Track, our brands possess either the number one or number two market position in the United States in most of the product categories in which we compete and enjoy high awareness among consumers – page 2.

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June 30, 2006

•	According to a 2005 survey of consumer brand awareness by Women’s Wear Daily, we own three of the top five most recognized apparel and accessory brands among women in the United States, with Hanes (number one), L’eggs (number three) and Hanes Her Way (number four) – page 2.

•	We believe the average U.S. consumer makes 3.5 trips to retailers to purchase men’s underwear and 4.5 trips to purchase panties annually – page 2.

Response: In response to the Staff’s comment, the Company is providing by separate letter, supplemental information that substantiates the qualitative and comparative statements identified by the Staff and similar statements throughout the Information Statement.

Questions and Answers Relating to the Spin Off, page 5

Q. What is the spin off, page 5

4.	Please revise to clarify how the value of the shares of Sara Lee common stock will be affected.

Response: We have revised the disclosure on page 5 of the Information Statement in response to the Staff’s comment.

Q. How will fractional shares be treated in the spin off, page 6

5.	Please revise to describe how the cash amount for fractional shares will be calculated.

Response: We have revised the disclosure on page 6 of the Information Statement in response to the Staff’s comment.

Risk Factors, page 11

6.	The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

•	Changing international trade regulation and future quantitative limits, duties or tariffs … , page 14.

•	Our substantial debt could adversely affect the cash flow available to fund our business needs. . ., page 15.

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June 30, 2006

•	We have extensive foreign operations which subject us to the risk that external events may disrupt our supply chain. . ., page 16.

Response: We have revised the disclosure in the Risk Factors section of the Information Statement in response to the Staff’s comment.

We rely on a relatively small number of customers for a significant portion of our sales, page 13

7.	Please disclose whether you have purchase agreements in place with your top customer, Wal-Mart.

Response: The Company does not have purchase agreements in place with Wal-Mart. We have revised the disclosure in the risk factor “We generally do not sell our products under contracts, and, as a result, our customers are generally not contractually obligated to purchase our products” on page 13 of the Information Statement to indicate that the Company does not have purchase agreements in place with Wal-Mart in response to the Staff’s comment. We have also revised the disclosure on page 76 to indicate that the Company does not have purchase agreements in place with Wal-Mart.

Risks Related to the Spin Off, page 18

The spin off could result in substantial tax liability, page 18

8.	Please revise, here and elsewhere in your document, to update the status of the IRS private letter ruling, and your intentions if you do not receive a favorable IRS ruling prior to August 2006. For example, will you rely on a tax opinion or postpone the spin off until you receive a favorable ruling?

Response: Sara Lee has filed a private letter ruling request with the IRS and we have revised the Information Statement to update the status of the request and to state Sara Lee’s intentions if it does not receive a favorable IRS ruling prior to August 2006. Please see pages 19 and 28 of the Information Statement.

Cautionary Statement Concerning Forward-Looking Statements, page 23

9.	Please delete the last sentence appearing on page 24 stating that you disclaim any obligation or undertaking to update the disclosure in the registration statement.

Response: We respectfully submit that the sentence referenced by the Staff’s comment is appropriate and consistent with applicable law. The statement disclaims an obligation or undertaking to disseminate any updates or revisions to any forward-looking statement

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June 30, 2006

contained in the registration statement. It does not, however, disclaim a duty to update disclosures in the registration statement more generally. We submit that this statement is consistent with the law and is necessary to make clear that the Company is undertaking no responsibility to update the forward-looking information contained in the registration statement. In fact, it is our understanding that the Staff no longer objects to the inclusion of such statements in registration statements.

Listing and Trading of Our Common Stock, page 29

10.	Please revise to include the information required by Item 201(a)(2) of Regulation S-K. Please also describe Rule 144 in greater detail as it pertains to the sale of your common stock.

Response: We have noted the Staff’s comment. The information required by Item 201(a)(2)(i) of Regulation S-K is provided in the section of the Information Statement titled “Management.” We have revised page 30 of the Information Statement to include the information required by Item 201(a)(2)(ii) of Regulation S-K. We do not believe the information required by Item 201(a)(2)(iii) of Regulation S-K is applicable to the spin off because the spin off does not involve a public offering of the Company’s common equity.

Dividend Policy, page 31

11.	Please describe and quantify any restrictions on your ability to pay dividends. Refer to Item 201(c)(1) of Regulation S-K. We note that on page 15 you state that your debt instruments contain some of these restrictions.

Response: The Company is unable to describe and quantify the restrictions on its ability to pay dividends at this time because the final terms of its credit agreement and other debt obligations have not been finalized. We will revise the Information Statement in a future amendment when this information becomes available.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 35

12.	Reference is made to the third paragraph. Please revise the pro forma adjustments to assume that the spin off occurred as of the beginning of the fiscal year presented and are carried forward through the interim period presented. See Rule 11-02(b)(6) of Regulation S-X.

Response: The pro forma adjustments assume the spin off occurred as of the beginning of the Company’s latest fiscal year end and through the Company’s most recent interim

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June 30, 2006

period. We have revised page 36 of the Information Statement in response to the Staff’s comment. The disclosure now reads as follows:

“The Unaudited Pro Forma Combined and Consolidated Statements of Income reflect our combined and consolidated results as if the spin off and related transactions described below had occurred as of July 4, 2004, the beginning of the most recent fiscal year for which audited financial statements are available. The Unaudited Pro Forma Combined and Consolidated Balance Sheet reflects our combined and consolidated results as if the spin off and related transactions described below had occurred as of April 1, 2006.”

13.	Adjustments (a) and (c) appear to reflect nonrecurring items included in the historical financial statements that are not directly affected by the transaction and that generally are not eliminated in arriving at pro forma results. Please advise or revise to delete these adjustments. Disclosure may be included in the notes to the pro forma financial statements.

Response: Adjustments (a) and (c) have been deleted from the Unaudited Pro Forma Combined and Consolidated Financial Statements section of the Information Statement in arriving at the pro forma results. Given the immaterial net impact of these adjustments, the Company does not believe additional disclosure in the notes is necessary.

14.	Please revise adjustment (b) to show either in the note or on the face of the statement the amount of historical service fees paid to Sara Lee for support services and the amount of fees determined in accordance with the new separation agreements.

Response: Adjustment (b) has been deleted from the face of the Unaudited Pro Forma Combined and Consolidated Financial Statements section of the Information Statement and disclosure has been added to page 36 of the Information Statement to disclose the historical service fee which has been eliminated. The Company is unable to quantify the amount of fees under the new separation agreements because the terms of such agreements have not been finalized. We will revise the Information Statement in a future amendment when this information becomes available.

15.	Please expand adjustment (e) to specify whether you have assumed the interest rate as current or the committed rate. Further, please indicate the applicable interest rate and amount of borrowings under each facility: the revolving credit facility, senior secured term loan facility and the senior notes. In addition, please provide disclosure of the terms of each facility and include a five year table of maturities. Please disclose, if true, that you have received a commitment for these facilities or explain your basis for including the pro forma adjustment under Article 11.

Response: The final terms of the Company’s credit agreement and other debt obligations have not been finalized. We will revise the Information Statement in a future amendment in accordance with the Staff’s comment when this information becomes available.

Securities and Exchange Commission

June 30, 2006

16.	Please revise adjustment (f) to provide content surrounding the adjustment and specify the fiscal years of the tax reviews and audits finalized.

Response: We have revised adjustment (f) (which is now adjustment (c)) on page 40 of the Information Statement in response to the Staff’s comment to read as follows:

“Reflects the removal of the historical tax effect of contingencies and finalization of tax reviews and audits. The contingency adjustments for historic tax liabilities which remain with Sara Lee after the spin off totaled $26.1 million in fiscal 2005 and $14.5 million in fiscal 2006, and are related to issues of transfer pricing, loss utilization and valuation. In fiscal 2005 the IRS audits of fiscal 2001 and fiscal 2002 were finalized for $19.9 million less than originally anticipated.”

Management’s Discussion and Analysis of Financial Condition, page 40

17.	Please provide a more detailed discussion of material opportunities, risks and challenges in both the short and long term and the actions you are taking to address them. Please see SEC Release 33-8350. For example, we note disclosure indicating a sustained decline of sales in your hosiery segment. Revise your disclosure as appropriate.

Response: In response to the Staff’s comment, we have revised page 41 and 42 of the Information Statement to include a more detailed discussion of material opportunities, risks and challenges in both the short and long term and the actions the Company is taking to address them. Among other changes, we have included additional information regarding business and industry trends, and about the decline in the hosiery segment.

Combined and Consolidated Results of Operations, page 43

18.	We note that you identify a number of factors that affected the increase in net sales and changes in cost of sales and SG&A. Please revise your discussion to quantify the impact of each factor. Also discuss whether you expect trends to continue or change and the reasons why. Refer to Item 303 of Regulation S-K.

Response: The changes in net sales, cost of sales and SG&A have been quantified in the discussion of combined and consolidated results of operations. We have revised page 45 and elsewhere throughout the Information Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 30, 2006

Liquidity and Capital Resources, page 55

19.	Please provide a more detailed analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we have revised page 57 of the Information Statement to include a more detailed analysis of known trends and uncertainties that will result in or are reasonably likely to result in a material increase or decrease in the Company’s liquidity.

Notes Payable and Credit Facilities, page 57

20.	Please disclose whether you are currently in compliance with the financial covenants discussed in this section. Please also disclose additional information in the liquidity and capital resources section regarding your intent and ability to comply with the covenants on the new indebtedness.

Response: The Company is in compliance with the financial covenants referenced in this section. After the spin off, the Company’s primary source of liquidity will be cash provided from operating activities. The Company believes that cash provided from operating activities, together with its available credit capacity, will enable the Company to comply with the terms of its new indebtedness and meet presently foreseeable financial requirements. We have added disclosure to this effect in the first paragraph under the heading “Notes Payable and Credit Facilities” on page 59 of the Information Statement.

Future Contractual Obligations and Commitments, page 58

21.	Please revise your table to include future minimum amounts disclosed under license agreements as discussed in Note 13.

Response: In response to the Staff’s comment, we respectfully submit that the future minimum royalty payments in Note 13 already are included in the table of Future Contractual Obligations and Commitments on both pages 61 and 62. Please reference explanatory note (2) to the table presenting information at April 1, 2006 on page 61 and explanatory note (1) to the table presenting information at July 2, 2005 on page 62 have been revised to clarify that the tables include royalty payments in the list of items included in the Purchase obligations line.

22.	Please add an additional note to your table of contractual obligations indicating the amount of new indebtedness and related interest expense to be entered into in connection

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June 30, 2006

with the spin off. Alternatively, add an additional table of pro forma contractual obligations for these amounts, including your estimated additional pension and post-retirement benefits after the spin off.

Response: In response to the Staff’s comment, we have added an additional note to the table of contractual obligations on page 61 of the Information Statement indicating the amount of new indebtedness and related interest expense to be entered into in connection with the spin off.

Defined Benefit Pension Plan, page 64

23.	Please revise to disclose the actual percentages used by Sara Lee in calculating the pension costs and obligation amounts, including the discount rates, expected long-term rate of return on plan assets, and estimated salary rates.

Response: We have revised page 67 and 68 of the Information Statement in response to the Staff’s comment.

The table presented on page F-33 of the Information Statement under the sub heading “Measurement Date and Assumptions” sets forth the assumptions used by Sara Lee to calculate the pension costs and obligations of the plans in which we participate. We have added this table to page 67 of the Information Statement.

Sara Lee’s policies regarding the establishment of pension assumptions and allocating the cost of participation in its company wide plans are as follows:

•	In determining the discount rate, Sara Lee utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of the pension obligations.

•	Salary increase assumptions are based on historical experience and anticipated future management actions.

•	In determining the long term rate of return on plan assets Sara Lee assumes that the historical long term compound growth rate of equity and fixed income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

•	Retirement rates are based primarily on actual experience while standard actuarial tables are used to estimate mortality.

Securities and Exchange Commission

June 30, 2006

•	Operating units which participate in one of Sara Lee’s company wide defined benefit pension plans are allocated a portion of the total annual cost of the plan. Consulting actuaries determine the allocated cost by determining the service cost associated with the employees of each operating unit. Other elements of the net periodic benefit cost (interest on the projected benefit obligation, the estimated return on plan assets, and the amortization of deferred losses and prior service cost) are allocated based upon the projected benefit obligation associated with the current and former employees of the reporting entity as a percentage of the projected benefit obligation of the entire defined benefit plan.

Description of Our Business, page 66

Key Business Strategies, page 68

24.	Please discuss in greater detail the textile manufacturing projects you refer to and the significance these projects will have on your operations. For example, explain how these projects will result in significant cost efficiencies and increased asset utilization.

Response: In response to the Staff’s comment, we have revised page 72 of the Information Statement to discuss in greater detail the textile manufacturing projects discussed under the section entitled “Key Business Strategies.” Among other revisions, we now discuss how the Company believes these projects will result in significant cost efficiencies and increased asset utilization.

Manufacturing and Sourcing, page 76

25.	We note your discussion that contractors perform certain steps in the manufacturing process. Please tell us more about these arrangements, including whether inventory risk of loss is passed on to these contractors and how you are accounting for the additional cost of processing.

Response: The Company ships raw materials and in-process inventory to third party contractors, who perform additional steps in the manufacturing process and return the product to the Company. The Company’s arrangements with these contractors do not involve the passage of title, so the Company retains the inventory on its books, and accounts for the cost of their activities as an inventoriable cost when the product is returned to the Company.

Securities and Exchange Commission

June 30, 2006

Competition, page 77

26.	We note that you compete on the basis of price, brand name recognition, product quality, selection, service and purchasing convenience. It would appear that your competitors in the industry would compete on the same basis. Please explain your methods of competition in greater detail. See Item 101(c)(1)(x) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 81 of the Information Statement to explain the Company’s methods of competition in greater detail.

Properties, page 79

27.	Please revise to further identify the properties that you own compared to those that you lease.

Response: We have revised page 83 of the Information Statement to provide further information about the Company’s properties. The Information Statement now (i) identifies the Company’s properties by segment and by geographical location, (ii) identifies which significant properties are subject to mortgages and which are subject to leases; and (iii) provides additional detail about the location of the Company’s headquarters and research and design locations.

Environmental Matters, page 80

28.	Please tell us and disclose whether you have accrued any amounts related to sites where you have been named a “potentially responsible party.” Tell us whether you believe there are any additional risks that are not covered under your various separation agreements with Sara Lee.

Response: In response to the Staff’s comment, we have revised the section of the Information Statement entitled “Environmental Matters” to indicate that the Company has accrued amounts related to sites where it has been named a “potentially responsible party.” As disclosed in Note 13 to the Combined and Consolidated Financial Statements, the Company is a party to various pending legal proceedings, claims and environmental actions by government agencies. The Company accrues a provision with respect to any such claim, suit, investigation, or proceeding when (i) the Company determines that it is probable that a liability has been incurred with regard to such claim, suit, investigation, or proceeding and (ii) the Company can estimate reasonably the amount of the liability. The recorded liabilities for known claims, suits, investigations, or proceedings were not material to the Company’s financial statements in any of the periods presented. The

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June 30, 2006

Company does not believe there are any additional risks that are not covered under its various separation agreements with Sara Lee.

Management, page 81

Executive Officer Share Retention Guidelines, page 85

29.	Please revise to describe the share retention and ownership guidelines.

Response: The Company has not finalized its share retention and ownership guidelines. We will revise the Information Statement in a future amendment when this information becomes available.

Summary Compensation Table, page 85

30.	Please revise to include 2003 and 2004 compensation information for Messrs. Evan, Flatow and Oliver.

Response: We have prepared the Summary Compensation Table in accordance with the Instruction to Item 402(b) of Regulation S-K and the Staff’s guidance in Interpretation 3S of the Item 402 Section of the March 1999 update to the Telephone Interpretations Manual. The Instruction to Item 402(b) indicates that “information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” Based on the factors identified in Interpretation 3S of the Item 402 Section of the March 1999 update to the Telephone Interpretations Manual, we determined that the Company should be treated as a “registrant [that] was not a reporting company” for the purposes of Item 402(b).

Messrs. Chaden and Noll were the only named executive officers whose compensation information previously was required to be provided in response to a Commission filing requirement—Sara Lee’s proxy statement for its 2005 annual meeting of shareholders. The compensation information for Messrs. Evans, Flatow and Oliver has not been disclosed previously. As such, in accordance with Item 402(b), we have included compensation information for Messrs. Evans, Flatow and Oliver only for the most recently completed fiscal year.

Securities and Exchange Commission

June 30, 2006

Agreements with Sara Lee, page 100

Master Separation Agreement, page 100

31.	We note that Sara Lee will have sole and absolute discretion to change the terms of the distribution. Please revise to include appropriate risk factor disclosure. Please also clarify how shareholders will be notified of any material modifications to the terms of the spin-off.

Response: We have added additional risk factor disclosure on page 23 of the Information Statement in response to the Staff’s comment. We have revised page 31 of the Information Statement to clarify how shareholders will be notified of any material modifications to the terms of the spin off.

Master Transition Services Agreement, page 105

32.	Please revise to describe and quantify the fees to be paid in connection with this or any other agreements with Sara Lee in connection with the spin-off.

Response: The Company is unable to quantify the fees to be paid in connection with the Master Transition Services Agreement and the other agreements with Sara Lee because the fee structure has not been finalized at this time. We will revise the Information Statement in a future amendment when this information becomes available.

Description of Certain Indebtedness, page 118

33.	We note disclosure indicating that the senior secured credit facility will be secured by liens on substantially all of your assets and of your subsidiaries. Please include a risk factor addressing this circumstance or explain why a risk factor is not appropriate.

Response: In response to the Staff’s comment, we have revised page 16 of the Information Statement to include an additional risk factor which describes the risks attendant to the fact that the Company’s senior secured credit facility will be secured by liens on substantially all of its assets and subsidiaries.

Certain Relationships and Related Transactions, page 122

34.	Please describe in greater detail the potential conflicts of interest you refer to in the last sentence on this page. Further discuss the potential ramifications, if any, these conflicts of interest may have on your operations.

Response: We have removed the last sentence on page 126 of the Information Statement. The Company does not believe that ownership of Sara Lee common stock and Sara Lee options by the Company’s officers and directors could create or appear to create potential conflicts of interest with regards to the Company’s ongoing relationship with Sara Lee.

Securities and Exchange Commission

June 30, 2006

Combined and Consolidated Statements of Cash Flows, page F-6

35.	Please provide us with additional information regarding the proceeds from the sale of fixed assets that you have recorded in each year. Tell us the facts and circumstances related to these sales and whether gains or losses on these sales were recorded. To the extent that these proceeds relate to your exit activities, please clarify your disclosure.

Response: The composition of the fiscal 2003 proceeds from the sale of assets is set out in the following table:

Asset	Location	Net Book Value	Proceeds	Gain (Loss)	Reason for Transaction
Manufacturing Facility	Dorado Puerto Rico	879	3,900	3,021	Close Puerto Rico manufacturing and move to Dominican Republic
Manufacturing Facility	Chihuahua Mexico	4,455	2,467	(1,988)	Exit Champion licensed and bookstore business
Hosiery Manufacturing	Yadkinville North Carolina	0	119	119	Reduction of Hosiery capacity
Various	Canada / other	1,162	695	(467)

Total Fiscal 2003		6,496	7,181	685

In the above table, the Yadkinville plant disposition is included in the Company’s restructuring disclosures while the other amounts were not included in the restructuring plan.

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June 30, 2006

The composition of the fiscal 2004 proceeds from the sale of assets is set out in the following table:

Asset	Location	Net Book Value	Proceeds	Gain (Loss)	Reason for Transaction
Distribution Facility	Chihuahua Mexico	6,723	3,100	(3,623)	Exited Champion licensed and bookstore business
Distribution center and Corporate Offices	Leland North Carolina	2,521	1,194	(1,327)	Relocate functions to Winston Salem
Leasehold Improvements	Corocal Puerto Rico	363	228	(135)	Close Puerto Rico manufacturing
Building and Equipment	Timaqua, Pennsylvania	1,343	0	(1,343)	Close thermal manufacturing operations
Manufacturing Assets	Barnwell, North Carolina and other	2,525	(15)	(2,540)	Loss on equipment destroyed in Barnwell fire and various other asset disposals

Total Fiscal 2004		13,475	4,507	(8,968)

The loss on the sale of the Chihuahua facility is included in the Company’s restructuring disclosures while the other amounts are not included in the restructuring plan.

The composition of the fiscal 2005 proceeds from the sale of assets is set out in the following table:

Asset	Location	Net Book Value	Proceeds	Gain (Loss)	Reason for Transaction
Distribution facility	Dover Delaware	2,270	3,400	1,130	Relocation and consolidation in North Carolina
Leasehold Improvements	Henderson Nevada	34		(34)	Exited hosiery manufacturing and distribution facility
Equipment	Darlington North Carolina	1,316	3,072	1,756	Disposition of yarn covering machinery
Various	Various	2,226	137	(2,089)	Fixed Asset Physical Inventory - reflects assets not located and miscellaneous dispositions
Office building	Winston Salem North Carolina	1,618	1,456	(162)	Consolidate Office Campus
Various	Various	1,540	894	(646)	Miscellaneous Fixed Asset Dispositions

Total fiscal 2005		9,004	8,959	(45)

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June 30, 2006

The loss on the leasehold improvements in Hendersen, Nevada was included in the Company’s restructuring disclosures while the other amounts are not included in the restructuring plan.

Based upon the above, in our view there is no need to adjust the restructuring disclosures.

Summary of Significant Accounting Policies, page F-8

(a) Combination and Consolidation, page F-8

36.	We note the financial statements include controlled subsidiaries which in general are majority owned entities. Please clarify what you mean by “in general.” Tell us if you have also consolidated a subsidiary which is not majority owned or not deemed a primary beneficiary, and if so, disclose the principals relied upon for consolidation.

Response: We have revised page F-8 of the Information Statement to remove the words “in general.” Sara Lee and the Company have not consolidated a Hanesbrands subsidiary which is not majority owned or not deemed a primary beneficiary.

(d) Sales Recognition and Incentives, page F-9

37.	Please tell us and disclose the amounts of royalty revenues recognized in all periods presented. If these amounts are in excess of 10% of net sales, separately disclose them on the face of the income statement in accordance with Article 5-03(b)(1)(e) of Regulation S-X.

Response: Royalty revenues represent less than 10% of the Company’s net sales for each period presented. We have revised page F-9 of the Information Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 30, 2006

38.	Please tell us how you determine reserves for estimated product returns for new products where historical return trends are not available. Additionally, tell us whether the reserve for refunds includes any warranties or money-back guarantees that may be offered to your customers.

Response: The Company sells basic apparel products, and new products have more similarities than differences with existing products. As a result, reserves for potential returns on new products are calculated using the historical return trends of similar existing products. The Company does have certain products that offer a satisfaction / money back guarantee to the consumer. Based upon the Company’s experience, the annual cost of satisfying consumer demands for such guarantees is less than $300,000 annually, and has not been included in the reserve computation.

(i) Inventory Valuation, page F-11

39.	Please expand your disclosure to summarize your policy for recording reserves on your inventory.

Response: We have added the following disclosure to page F-11 of the Information Statement in response to the Staff’s comment:

Obsolete, damaged and excess inventory is carried at net realizable value, which is determined by assessing historical recovery rates, current market conditions and our future marketing and sales plans.

Note (14) Intangible Assets and Goodwill, page F-27

40.	Please provide us with more details regarding your Playtex trademark. In this regard, we note that it appears as though the domestic trademark is not owned by you. Tell us how you are accounting for your share of the Playtex Marketing Corporation in the Combined and Consolidated Financial Statements. Please confirm that this trademark is reviewed for impairment under SFAS 142 by the Playtex Marketing Corporation. On page 68 you discuss that in fiscal 2006 you determined that the $79.1 million intangible asset relating to the Playtex trademark should be reclassified from indefinite lived to definite lived. Please tell us more about the following:

•	Whether this trademark relates to the non-US businesses;

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•	Why you determined the trademark should be reclassified during this period;

•	How you determined that the 30 year useful life was appropriate;

•	Whether the estimate 2006 amortization expense detailed on page 62 and page F-27 reflects the reclassification of the Playtex trademark given the 2005 amortization expense.

We may have further comment upon review.

Response: Well before Sara Lee’s acquisition of the Playtex Apparel business in 1992, the Playtex business sold women’s intimate apparel (brassieres, girdles, panties and other items) and family products (rubber gloves, baby care products and tampons). In 1986 the Playtex family products business was split apart from the Playtex intimate apparel business and became a separate company. In order to facilitate this change the Playtex trademark was transferred to the Playtex Marketing Corporation company which in turn granted a royalty-free license to use the Playtex trademark in perpetuity on the products produced by the separate Family Products and Apparel Companies in the United States. A primary objective of this agreement was to insure that neither party do anything that would harm the Playtex trademark. The parties agreed to observe certain quality standards in the products, packaging and advertising of the products produced and the license can only be revoked by Playtex Marketing Corporation upon a material breach of these terms. On an annual basis Playtex Apparel and Playtex Family Products pay a $50,000 service fee to Playtex Marketing Corporation for the services it provides in monitoring the use of the trademark. Playtex Family Products has the unilateral right to sell or assign the license to use the Playtex trademark on apparel products.

Sara Lee became a party to this agreement when it acquired the Playtex Apparel business in 1992 and the fair value of the license was determined. Sara Lee owns 50% of Playtex Marketing Corporation which has total assets and equity of approximately $200,000 and an immaterial amount of net income. This ownership interest is accounted for on an equity basis. Sara Lee evaluates the value of the Apparel trademark under the provisions of SFAS 142. As part of its annual review of goodwill and indefinite lived intangible assets in the second quarter of fiscal 2006 the Company concluded that the fair value of the Playtex trademark exceeded its carrying value by $31 million. However, the sales of the U.S. business had declined over the past three years ($347 million in 2003; $342 million in 2004 and $333 million in 2005) and the sales for the first half of the year were $162 million. Based on these declines the Company decided to begin amortizing the trademark. Based upon this moderate historic sales decline and future expectations, the Company decided to begin amortizing the trademark over 30 years. The estimated amortization in 2006 reflects the amortization of the Playtex trademark; however, the increased amortization from this action is offset in part by a reduction in the level of software amortization because certain software components were fully amortized in 2005.

Securities and Exchange Commission

June 30, 2006

Note (21) Business Segment Information, page F-39

41.	We note your disclosure of your four reportable segments. Please tell us how you determined this presentation was appropriate. Specifically, we note that your products are sold through multiple distribution channels and that within a specific segment such as the innerwear segment, a number of unique products are offered. If you are applying the provisions of paragraph 17 and aggregating a number of operating segments, please tell us your basis for doing so, identify your operating segments and provide specific examples of how these meet the aggregation criteria. Please provide us with reports used by your Chief Operating Decision Maker in reviewing the Company’s performance.

Response: As indicated in Footnote 21 to the financial statements included within the Information Statement, the Company’s four reportable segments are organized principally by product category and geographic location. Each operating segment is considered to be a reportable segment and therefore applying the aggregation provisions included in paragraph 17 is not applicable under the Company’s circumstances. Each of the Company’s operating segments is managed by a segment manager. The Company’s operating segments were determined based on the provisions of paragraph 10 since each segment engages in business activities and because operating results (of the segments, not the product categories) are individually managed and reviewed by the Company’s Chief Operating Decision Maker (“CODM”) in order to make decisions about resources to be allocated to the segment and assess its performance. In addition, discrete financial information is available by operating segment and is consistent with how the Company’s management reporting structure is organized and financial results are reported to the CODM. In accordance with the Staff’s request, the Company supplementally is providing the reports which were utilized by the CODM in order to assess the Company’s performance.

42.	Please provide the disclosures required by paragraphs 37 and 39 of SFAS 131. Also, if you have aggregated operating segments, please disclose that fact. See paragraph 26 of SFAS 131.

Response: The Company’s business activities are primarily organized by the nature of the products sold. Each reportable segment consists of product lines with similar characteristics (such as customer buying preferences, buying patterns, end uses, etc.) with the exception of the International segment which is managed on a geographic basis. Each product line reflects sales from a variety of different brands. In considering the

Securities and Exchange Commission

June 30, 2006

composition of the reportable segments, the Company believes the current disclosure of sales for each reportable segment satisfies the product disclosures required by paragraph 37.

The segment disclosures have been updated to include information on major customers required by paragraph 39.

As aforementioned in the response to comment 41, the Company has not aggregated its operating segments therefore disclosure requirement regarding aggregation contained in paragraph 26 is not applicable.

*      *      *      *      *

Securities and Exchange Commission

June 30, 2006

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith S. Crow, P.C.
Keith S. Crow, P.C.

cc:	Lee A. Chaden
Richard A. Noll
Catherine Meeker

Hanesbrands Inc.

Securities and Exchange Commission

June 30, 2006

Helen N. Kaminski
Dina Taylor

Sara Lee Corporation

David B.H. Martin
Keir D. Gumbs

Covington & Burling

Kevin F. Blatchford
Scott R. Williams

Sidley Austin LLP